Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on September 2, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON SEPTEMBER 2, 2010.
Daily News Brief
September 2, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Profit Jumps on Retail Bank, Better Loans – Reuters [Article also ran in CNN Money and similar articles ran in the Wall Street Journal and Bloomberg]
Toronto-Dominion Bank said on Thursday its third-quarter profit rose 29 percent, as better credit quality and a strong retail bank performance overshadowed lower wholesale banking income. [TDBFG’s Ed Clark is quoted.]
2.	TD Bank to Open 4 Branches, Add 70 Jobs – Providence Journal
TD Bank, one of the nation’s largest commercial banks, is opening four branches in Rhode Island this November and creating 70 jobs, the company announced Tuesday. [TD Bank’s Louise Trottier is quoted.]
3.	Cheese Plant to Locate in Swanton – Burlington Free Press (VT)
A twice-closed cheese plant in Swanton is receiving yet another lease on life according to an announcement Wednesday that a company called Swan Valley Cheese will take over the plant in the Town Industrial Park. [TD Bank is mentioned.]
4.	Editorial: City Has a Duty to Demand TD Bank Repay Beach Money – Gloucester Times
If somebody steals your money, you have every right to try to get it back. So, simply put, Gloucester officials should not stand for any more stonewalling by TD Bank over about $5,000 missing beach parking revenue.
5.	TD Bank Could Sue Harrisburg – The Bond Buyer (PA) [Similar article ran in the Central Penn Business Journal and the Patriot News]
Dauphin County Wednesday authorized TD Bank to pursue legal action against Harrisburg, as Pennsylvania’s capital city said it will not meet payments due Dec. 15 on $35 million of incinerator bonds.
INDUSTRY NEWS
1.	Toxic Debt Returns to Fashion – Wall Street Journal

Private mortgage securities backed by risky Alt-A and adjustable-rate home loans — once the most noxious of the toxic waste in the financial system — are regaining favor with investors.
2.	FCIC Challenges Official View of Wachovia’s Downfall, Aftermath – American Banker
Roughly two years after its near collapse, critical questions about the fall of Wachovia Corp. remain unanswered.
TD BANK NEWS
1.	TD Bank Profit Jumps on Retail Bank, Better Loans By Cameron French
     September 2, 2010 – Reuters [Article also ran in CNN Money and similar articles ran in the Wall Street Journal and Bloomberg]
Toronto-Dominion Bank said on Thursday its third-quarter profit rose 29 percent, as better credit quality and a strong retail bank performance overshadowed lower wholesale banking income.
TD, Canada’s second-largest bank, earned C$1.18 billion ($1.12 billion), or C$1.29 a share, in the three months that ended July 31, up from a profit of C$912 million, or C$1.01 a share, in the year-before period.
Stripping out several items, including a C$117 million amortization charge, adjusted profit was C$1.43 a share. Analysts polled by Thomson Reuters I/B/E/S had expected a profit of C$1.44 a share.
Like the other banks that make up Canada’s “Big Six,” TD benefited in the quarter from fewer loan defaults as the economy stabilized somewhat and the credit crisis eased.
This allowed the bank to reduce provisions for bad loans to C$339 million from a year-before C$557 million.
Profit from TD’s flagship Canadian retail bank rose 24 percent to C$841 million, a pace of growth the bank said was not likely to continue due to the cooling of the Canadian housing market and pressure on lending margins.
Income at the TD Bank U.S. franchise, which includes more than 1,000 branches in the eastern United States, climbed 30 percent to $276 million.
“Canadian personal and commercial banking posted another record quarter — its third in a row — and our U.S. personal and commercial banking operations also reported the highest level of adjusted earnings since we entered this market,” TD Chief Executive Ed Clark said in a statement.
TD began to push into U.S. retail banking five years ago with the acquisition of a majority stake in Banknorth, and has continued to add to the franchise with other acquisitions.

In May, TD announced the purchase of troubled U.S. lender South Financial Group. The deal, which expands TD’s presence in Florida and adds a foothold in the Carolinas, is expected to close in about a month.
TD also has a 46 percent stake in online trader TD Ameritrade Holding (AMTD.O: Quote, Profile, Research, Stock Buzz).
WEAKER WHOLESALE, STRONGER CAPITAL
Wholesale banking income fell 45 percent to C$179 million, also following the trend of TD’s rivals, as trading and underwriting revenues were hurt by the European debt crisis.
Tier 1 capital ratio, a measure of the bank’s financial stability, rose to 12.5 percent from 11.1 percent, as TD stockpiled capital in advance of global banking capital and liquidity reforms that are expected to be unveiled by the Basel banking committee in November.
Uncertainty over how much capital Canada’s banks will have to hold going forward has forced them to put dividend increases and large acquisitions on hold.
“We’ll have to wait to see the full scope and impact of proposed capital reforms,” Clark said.
“However, we hope that by the first quarter of fiscal 2011, we’ll be in a position, in the context of the board’s outlook on earnings and the bank’s dividend policy, to provide some guidance.” ($1=$1.05 Canadian) (Reporting by Cameron French, editing by Maureen Bavdek)
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2.	TD Bank to Open 4 Branches, Add 70 Jobs By Lisa Vernon-Sparks September 1, 2010 – Providence Journal
TD Bank, one of the nation’s largest commercial banks, is opening four branches in Rhode Island this November and creating 70 jobs, the company announced Tuesday.
The branches, called retail stores, will be part of an expansion of its already longtime presence in the Northeast region, said Louise Trottier, the Northeast regional senior vice president.
Branches will be in East Providence, Barrington, Johnston and downtown Providence, which will house the management offices. The company is hiring commercial lenders, store managers, administrative staff, customer service representatives and tellers to staff those locations. TD Bank will also open 5 to 10 additional locations by the end of 2011, and plans to add more than 100 jobs.
“We are looking to bring in a full complement,” Trottier said. “In this economy, we are very excited to hopefully put some people back to work.”
TD Bank, whose history in the community dates back 150 years, offers retail, small-business and commercial banking products. It employs 23,000 people and has more than 1,100 retail stores and is in 13 states, from Maine to Florida and the District of Columbia.

The company, part of TD Bank Financial Group (TD: NYSE) based in Toronto, is also traded on the Toronto stock exchange.
The company is accepting applications, at www.TDbank.com. Click on the career link to apply online.
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3.	Cheese Plant to Locate in Swanton By Matt Sutkoski September 2, 2010 – Burlington Free Press (VT)
A twice-closed cheese plant in Swanton is receiving yet another lease on life according to an announcement Wednesday that a company called Swan Valley Cheese will take over the plant in the Town Industrial Park.
Swan Valley Cheese, an arm of New Jersey-based Lotito Foods Inc., plans to locate in a building vacated by Via Cheese, which closed in May. The building also is the former home of Lucille Farms Cheese factory, which shut down in 2006.
The new cheese plant will employ about 40 people, according to a statement by Gov. Jim Douglas, who announced the Swan Valley Cheese deal.
Swan Valley Cheese’s arrival in Swanton clarifies the fate of a $750,000 community block grant that Via Cheese had obtained. Via’s exit raised question about whether any of the money was lost.
All of the block-grant money has gone either into cheese-plant improvements, will go to Swan Valley Cheese or will be used for other industrial projects in Swanton or elsewhere in Franklin County, said David Mace, spokesman for the Vermont Agency of Commerce and Community Development.
Of the $750,000, Via used about $200,000 to improve a waste-storage lagoon and another $200,000 for a down payment on a steam cooker, Mace said. Swan Valley will benefit from those purchases, he said.
Another $200,000 went into an escrow account at TD Bank. That money will be returned to the town of Swanton, which will grant it to the Franklin County Industrial Development Corp. The development corporation will use the money to complete the steam-cooker purchase and lease the equipment to Swan Valley.
Another $150,000 from the block grant that the state had retained also will go to the development corporation, which will purchase more equipment to be leased by Swan Valley.
According to Lotito’s website, the Edison, N.J., company sells a variety of cheeses to retailers, restaurants and manufacturers. Swan Valley will produce asiago, fontina and other artisanal cheeses in Swanton, as well as mozzarella.
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4.	Editorial: City Has a Duty to Demand TD Bank Repay Beach Money September 2, 2010 – Gloucester Times
If somebody steals your money, you have every right to try to get it back. So, simply put, Gloucester officials should not stand for any more stonewalling by TD Bank over about $5,000 missing beach parking revenue.
This is not to say that the bank, as an institution, made off with the city’s cash. But there is compelling evidence that somebody within the bank did. And it is the responsibility of the bank to find out who did it or, failing that, to reimburse the city.
The shortage is clearly the bank’s responsibility; the money disappeared when it was in TD Bank’s custody.
The bank promised more than a month ago to conduct an internal investigation, but since then has not reported the results of that investigation. City Treasurer Jeffrey Towne says the bank is not returning his phone calls. That’s not good.
Mayor Carolyn Kirk said this week that if the bank doesn’t respond soon, she will ramp up the pressure. Frankly, yesterday would not have been soon enough. The last time there was any communication from the bank was the end of July, and a month is more than long enough.
The problem goes back to June, when officials noticed that what was reported collected in beach parking fees was more than what ended up being deposited in the bank.
Initially, officials concede they were concerned that the shortfalls might have been tied to either sloppiness or outright thefts on the part of by beach workers. One was let go on July 2; another was suspended with pay, though he would later be reinstated.
Those actions now seem unfortunate, though they had a context. Let’s face, it, there has been a track record of beach parking embezzlement over time — most notably in a high-profile 1981-’82 scheme that cost the city more than $156,000.
But this time, after the initial exits of the two city employees, the discrepancies did not end — they reportedly got worse. So Gloucester police detectives and Towne carried out a scheme of their own; they executed what is known as a controlled drop, confirming the money in the bank deposit box. And they confirmed that the deposit credited by TD Bank to the account once came up short of the verified deposit; in one case, it was off by about $1,200. That clearly indicates that the loss could only have happened within the bank.
It’s frankly hard to believe that a bank, with video cameras everywhere, does not have some video to suggest who is involved. And it is not just the city’s interests at stake here, the credibility and trust of the bank is at state as well.
This is not a matter of big bucks, either for the city or the bank. Still, is a significant, ongoing theft that has affected employees of the city, and raises serious questions about the bank’s integrity as well.

There is no good reason for TD Bank to ignore city officials. And those officials owe it to Gloucester residents and city employees to make sure the bank does not get off scot-free with $5,000 of the city’s cash — and what should be considered a criminal offense.
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5.	TD Bank Could Sue Harrisburg By Michelle Kaske
     September 2, 2010 – The Bond Buyer (PA) [Similar article ran in the Central Penn Business Journal and the Patriot News]
Dauphin County Wednesday authorized TD Bank to pursue legal action against Harrisburg, as Pennsylvania’s capital city said it will not meet payments due Dec. 15 on $35 million of incinerator bonds.
The county’s resolution comes as Harrisburg also plans to miss $3.3 million in debt-service payments on general obligation debt from 1997 due Sept. 15. Ambac Assurance Corp., insurer of the GO bonds, will meet payments to investors.
The Harrisburg Authority has $282 million of outstanding incinerator bonds. A portion of that debt, $35 million of Series 2007C and Series 2007D bonds, will mature on Dec. 15. The authority and the city — first -guarantor of all the incinerator bonds — cannot meet the payment.
Dauphin County, where Harrisburg is located, is co-guarantor of much of the incinerator debt, including the $35 million of Series 2007 zero-coupon bonds due in December. The bonds do not carry insurance, though Assured Guaranty Municipal Corp. insures other Harrisburg Authority incinerator debt.
Dauphin County spokeswoman Amy Richards said the county budgeted for Series 2007C and Series 2007D payments, but wanted to direct TD Bank, trustee for the bondholders, to pursue litigation after the city failed to respond to an Aug. 20 letter in which the county said it would like to help refinance the Series 2007C and D bonds.
“We would prefer to negotiate, absolutely,” Richards said. “But we need to do what we can to protect county taxpayers. We’ve provided written notification that we’re willing to negotiate, but at this point we haven’t had a response.”
Bear Stearns in 2007 priced via private placement $20.9 million of Series 2007C bonds yielding 4.5% and $9 million of Series 2007D bonds yielding 6%. Wells Capital Management Inc. holds the bulk of the debt, $14 million of Series 2007C bonds and all of the Series 2007D bonds, according to Lyle Fitterer, managing director and head of tax-exempt fixed income at Wells Capital.
USAA Investment Management Co. holds $9.7 million of the Series 2007C bonds, as of March 31, 2010, according to Bloomberg LP.
Fitterer said Wells Capital is secure that in the end, the county will make good on the bonds.

“Since the county has actually put it and set it aside as a reserve on its books and since the rating agencies are looking at that when they rate the county, we’re pretty confident that the county will actually make the payment,” Fitterer said.
TD Bank declined to comment on the issue.
Chuck Ardo, spokesman for Harrisburg Mayor Linda Thompson, said litigation does not help to address the fiscal challenge.
“A suit is counterproductive. It takes money that could be better used and directs it to lawyers,” Ardo said. “It doesn’t produce a single dime towards solving the problem.”
Not all of the incinerator debt has the county’s guarantee. Officials used debt service reserves to meet a $2.1 million Sept. 1 payment to bondholders of Series 2003A, B, C and Series 1998A bonds, said Michele Torres, executive director of the Harrisburg Authority.
“The debt-service reserves are going to get hit again,” Torres said.
The next incinerator debt payment is $1.2 million due Nov. 1 that does not have the county’s guarantee.
“There are no debt-service reserves for those [bonds],” Torres said.
For several months, state, city, and county officials have been working with AGM to craft a forbearance term sheet that would give the city and the authority some breathing room to craft a refinancing plan. That agreement has yet to develop.
The city last month picked Scott Balice Strategies as its financial adviser to help address Harrisburg’s fiscal woes. The city has yet to formalize a contract with Scott Balice as it is still working out how to pay the consultant. Last week, Harrisburg officials met with Gov. Edward Rendell regarding the issue.
“The governor pledged to do his best to try to find enough money to get these people started,” Ardo said.
A resolution to formally request state funds to help pay for Scott Balice’s services sits in a City Council committee for discussion.
In looking at the city’s GO debt, Harrisburg will not meet a $3.3 million payment due Sept. 15. The bonds are insured by Ambac. Harrisburg has a $4.5 million shortfall in its $64.7 million current-year budget.
“Unfortunately, the city’s current financial situation precludes it from making any transfer of funds for these debt-service payments at this time,” Ardo said.
The city has $575.8 million of debt outstanding, as of Dec. 31, 2008, according to Moody’s Investors Service.
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INDUSTRY NEWS

1.	Toxic Debt Returns to Fashion By Prabha Natarajan September 2, 2010 – Wall Street Journal
Private mortgage securities backed by risky Alt-A and adjustable-rate home loans — once the most noxious of the toxic waste in the financial system — are regaining favor with investors.
These securities — also called nonagency bonds because they aren’t guaranteed by government-sponsored enterprises such as Fannie Mae, Freddie Mac or Ginnie Mae — offer portfolio managers as much as twice the yield of comparably rated corporate bonds yield and three times the payout on Treasurys.
The strong demand and lack of new supply in the $1.36 trillion market boosted these bonds over the last couple of weeks, even as agency-guaranteed mortgage securities fell in value.
The prospect of yields ranging between 7% and 9% led investors Wednesday to bid up the price on bonds back by fixed-rate, Alt-A loans, to 78 cents per dollar of face value, almost a 5-cent increase in the past two months.
Alt-A mortgages became infamous during the financial crisis for their inadequate or inaccurate documentation; many failed quickly because home buyers couldn’t afford to make the monthly payments. The same fate met other private mortgage securities, which often held nontraditional assets — such as interest-only loans and loans for a home’s full appraised value — that didn’t qualify for agency guarantees.
Investors have overcome their fear of further defaults, said Jesse Litvak, head of nonagency trading at Jefferies & Co. in Stamford, Conn., because with discounts so deep “the credit risk is already priced in.”
Further, to be safe, investors prefer triple-A rated bonds backed by loans issued by well-known, cautious originators before the peak in 2006 and 2007.
On average, prices on triple-A bonds backed by Alt-A loans range from 65 cents to 80 cents per dollar of face value, based on the year of issue and whether they are fixed or floating rates. These securities, mostly shunned during the crisis, started selling at 30 cents or less immediately after the crisis. Gradually, as investors’ risk appetite returned, prices on these bonds rose to 60 cents earlier this year.
“On a yield basis, these bonds look attractive versus other triple-A assets,” said Paul Norris, portfolio manager at Dwight Asset Management in Burlington, Vt., with $20 billion under management.
Securities backed by prime loans — those to borrowers with good credit histories and fixed-rate mortgages — trade even higher, between 85 cents to 102 cents per dollar of face value. Riskier subprime bonds made to homeowners with poor credit trade at 65 cents and lower.
Investors hope that buying at even these relatively high prices will reap rewards even if more homeowners refinance at the current low mortgage rate, of 4.36%. They say it increases the chance of these bonds being redeemed at face value, which would mean a gain over current discounted prices.

The prospect of early redemption, which investors usually see as a reason to avoid mortgage bonds, has actually “buoyed pricing and liquidity even in the recent choppy markets,” said Matt Toms, head of U.S. public fixed-income investment at ING Investment Management.
Also, the lack of new so-called private-label mortgages is a big contributor to this strong performance. Home sales and refinancings remain scarce, and all but one of the few being done are designed to qualify for agency guarantees. The only private deal to sell since the crisis was a $200 million deal backed by “jumbo” mortgages.
Further, large holders of nonagency mortgage securities like banks are keeping these bonds on their portfolios, hoping to see them recover all of their original face value, while liquidations of large structured-investment vehicles that held a cross-section of these securities have tapered off, Mr. Litvak said.
Upbeat Data Sends
Treasury Prices Lower
Treasurys suffered broad-based losses as the latest batch of global data eased worries about the economic outlook, sapping demand for safe assets.
The benchmark 10-year note was down 29/32 point, or $9.0625 per $1,000 face value, at 100 12/32. Its yield rose to 2.582% from 2.481% Tuesday, as yields move inversely to prices. The 30-year bond was down 2 15/32 points to yield 3.659%. The 2-year note declined 2/32 points to yield 0.509%
Selling was driven mainly by better-than-forecast increases in the manufacturing sector for both China and the U.S., the two main engines of the global economy. The data came as a relief for many investors after recent data, especially from the U.S., had raised worries that the economic recovery could lose traction in the second half.
“The Treasury market is eating up strong Chinese and American growth indicators. Suddenly a double-dip recession and deflation scenarios don’t seem quite so likely,” said Eric Lascelles, chief economics and rates strategist at TD Securities in Toronto.
The bond market snapped a two-day winning streak as investors flocked to riskier assets for extra returns, fueling a strong rally in U.S. stock market. That followed a bad month for stocks when the Dow Jones Industrial Average suffered a 4.3% decline, its worst August in nearly a decade.
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2.	FCIC Challenges Official View of Wachovia’s Downfall, Aftermath By Donna Borak September 2, 2010 – American Banker
Roughly two years after its near collapse, critical questions about the fall of Wachovia Corp. remain unanswered.

Members of the Financial Crisis Inquiry Commission hit on several Wednesday during a hearing on the issue, including why regulators let the bank grow so fast without adequate capital and liquidity, how the Internal Revenue Service suddenly intervened to help Wells Fargo & Co. buy the banking company without direct government support and whether the right fix for “too big to fail” is to let an even bigger company absorb a troubled bank.
Phil Angelides, the panel’s chairman, argued that regulators should have done more to head off a collapse, citing multiple warning signs.
“It’s almost like financial Groundhog Day,” he told officials of the Federal Deposit Insurance Corp. and Federal Reserve Board. “The pattern is very similar in terms of growth, leverage, risk and, on the upside, we don’t take the kind of prudential steps we should take. Do you believe in retrospect that was a failure or a big, gaping hole in the system?”
Angelides and others are likely to take up a similar line of questioning during a hearing today that is to feature FDIC Chairman Sheila Bair and Fed Chairman Ben Bernanke.
From 1998 to 2007, the combined assets of the five largest banks in the country tripled, from $2.2 trillion to $6.8 trillion.
The asset size of Wachovia alone grew 17.4%, the commission said. As of the second quarter of 2008, the Charlotte company had assets of $812 billion, making it the fourth-largest U.S. banking organization.
“At any time prior to the 27th of September, did you ever say we had to look at the systemic risk implications?” Angelides asked.
Regulators acknowledged faults, including a lack of data about how Wachovia’s possible failure would affect the markets, but said the situation was complicated.
“Growth isn’t by itself a bad thing,” said Scott Alvarez, the Fed’s general counsel.
John Corston, the FDIC’s acting deputy director in the division of supervision and consumer protection, agreed but said there were signs of trouble.
“One of the things I don’t think that we fully appreciated was the sensitivity [of] the capital markets and the funding markets to the credit risk [in] some of those products and how quick that pullback could be,” Corston said. “When the markets became so displaced, this institution stood out as one that really could not weather that storm.”
Though the Fed and FDIC said they had been aware of certain issues and pressed Wachovia to raise capital, they said their agencies had a limited ability to check on the bank for potential systemic risk. “We didn’t have the tools to do anything other than what we did,” Alvarez said. “Our ability to look at the systemic effects was limited.”
They also said it was very difficult to address problems that were beginning to emerge in 2008 when there was less funding and capital available and scarce liquidity.
By the time regulators stepped in, Wachovia appeared on the brink of failure, largely due to its exposure to option adjustable-rate mortgages acquired in its in 2006 deal for Golden West Financial Corp., a $125 billion-asset federal thrift holding company in Oakland, Calif. The FDIC announced on Sept. 29, 2008, that Citigroup Inc. would buy Wachovia’s banking operation through an “open-bank transaction” in which no federal money would be provided at first, though the FDIC could be on the hook for Wachovia’s mortgage losses, most of which were tied to adjustable-rate loans.
Under the deal, Citi would have absorbed the first $42 billion of losses on a $312 billion loan pool. But the deal fell apart after Wells Fargo launched an unexpected counteroffer for Wachovia without FDIC assistance. The new bid was made possible, in part, by a sudden change in the tax code by the IRS to let banks carry forward losses from the purchase of troubled financial institutions.
The change drew the ire of several panel members who used it to rebut conventional wisdom that Wachovia was not helped by the government.
“How can you say it wasn’t a loss to the government?” said Bill Thomas, a former chairman of the House Ways and Means Committee who is the commission’s vice chairman. “It was a significant loss of revenue to the Treasury.”
Robert Steel, a former chief executive of Wachovia, argued that the IRS deal was not a government bailout because it potentially benefited several institutions, not just Wachovia and Wells.
But Thomas and other commission members disagreed, raising concerns about why the IRS made the change at the time that it did.
“It was a rifle shot,” Thomas said. “They changed the law for a specific group of institutions. Did anyone think that was lawful?”
The IRS announced the change on Sept. 30 after pressure from Treasury officials. Thomas said the FDIC and Federal Reserve officials, who denied they were involved in the change, clearly benefited from it.
“You were pleased the IRS made the change unilaterally, without consultation with the legislative branch,” said Thomas. “It cost the taxpayers to utilize this. You [the FDIC] were home free. The Fed was home free.”
He was seconded by Byron Georgiou, another commissioner, who said the tax change was a “different form of government assistance, perhaps a delayed form of government assistance.”
“But at the end of the day, the taxpayers will have less revenue over time,” Georgiou said.
He was also concerned by the ultimate disposal of Wachovia, raising concerns that the crisis had only reinforced too big to fail by letting large companies like Wells grow even bigger.
Corston acknowledged this is a problem but said the recently enacted regulatory reform law would help correct it by giving the FDIC resolution powers and access to more market information. “If you look at each crisis, the concentration of assets, you see more and more concentration in banking assets after each crisis,” he said. “Before Dodd-Frank, that really was the only way out.”
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
     The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.